FIRST AMENDMENT TO THE
BYLAWS OF HOME SOLUTIONS OF AMERICA, INC.

Adopted effective April 4, 2006

            Pursuant to the unanimous vote of the Board of Directors of Home Solutions of America, Inc., a Delaware corporation (the "Corporation") at a regularly scheduled special meeting of the Board of Directors held on April 4, 2006 at the offices of the Corporation, and in accordance with the provisions of Section 7.1 of the Bylaws of the Corporation, the Board of Directors has approved the following amendments to the Bylaws of the Corporation, effective for all purposes as of April 4, 2006:

            1.         Section 1.1 of the Bylaws entitled "Annual Meetings" shall be deleted in its entirety and replaced with a new Section 1.1, which shall read in its entirety as follows:

"Section 1.1.  Annual Meetings.  An annual meeting of stockholders for the election of directors shall be held annually on such date and at such time and place, either within or without the State of Delaware, as shall be designated from time to time by the Board of Directors and stated in the notice of the annual meeting of stockholders.  Any other proper business may be transacted at the annual meeting of stockholders."

            2.         All references in the Bylaws to the Corporation's prior name "US Industrial Services, Inc." shall be deemed to refer to the Corporation's current name, "Home Solutions of America, Inc."

CERTIFICATE BY SECRETARY

The undersigned, being the secretary of Home Solutions of America, Inc., a Delaware corporation, hereby certifies that the foregoing First Amendment to The Bylaws of Home Solutions of America, Inc. was duly adopted by the Board of Directors on the 4th day of April, 2006, effective for all purposes as of such date.

IN WITNESS WHEREOF, I have signed this certification as of the date first set forth above.

/s/ Rick J. O'Brien

Name:  Rick J. O'Brien

Secretary of Home Solutions of America, Inc.